SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                  Report on Form 6-K for the month of June 2003
                                                      ----

                  Hellenic Telecommunications Organization S.A.
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F __X__    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes  ___      No ____


Enclosures:

1. Press release dated June 2, 2003

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.


Date: 2 June 2003                  By: /s/__Dimitris Kouvatos_________
                                       Name: Dimitris Kouvatos
                                       Title: Chief Financial Officer

                                                                Exhibit 99.1

         OTE Announces Solicitation of Noteholder Waivers and Consents; Noteholders Who Consent to be Paid a Fee of up to EUR2.50 per Note

     ATHENS, Greece--(BUSINESS WIRE)--June 2, 2003--Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, announced today that it had commenced on Friday May 30, 2003 the Solicitation of certain waivers and consents from holders of its EUR1.1 billion 6.125% Guaranteed Notes due 2007 (issued by its subsidiary OTE PLC and guaranteed by OTE). The purpose of the Solicitation is to seek waivers relating to the default of its indirect subsidiary, CosmoRom SA and amendments of certain terms of the Events of Default and Negative Pledge provisions of the Notes to limit their applicability to OTE, OTE PLC and OTE's Significant Subsidiaries (other than RomTelecom S.A. and OTE Estate S.A) and to permit non-recourse financing by certain operating subsidiaries in Southeastern Europe. OTE had previously announced its intention to obtain appropriate waivers from noteholders and from the syndicate of financial institutions participating in its US$1.0billion senior loan facility on May 27, 2003.

     Noteholders who consent to the waivers and proposed amendments by 2pm (London time) on June 16, 2003 will be eligible to receive a Consent Payment of EUR2.50 for each EUR1,000 note for which their consents are received and not revoked. Noteholders who consent after 2pm on June 16, 2003 but before 2pm on June 27, 2003 will only be eligible to receive EUR1.50 for each EUR1,000 note. Noteholders who do not consent to the proposed amendments will not be eligible to receive the Consent Payment. Noteholders may revoke their consent until the earlier of 2pm on June 16, 2003, June 27, 2003 (as appropriate) or the date on which OTE announces, via press release, that it has received the requisite consents necessary to have the proposed amendments adopted at a noteholders' meeting. Thereafter, consents are irrevocable. The Consent Payment will only be payable to consenting holders if the proposed amendments are adopted at the noteholders' meeting.

     The solicitation will expire at 2pm on June 27, 2003 and will be followed by the noteholders' meeting, scheduled for 11am (London time) on June 30, 2003.

     Morgan Stanley is acting as exclusive Solicitation Agent. Questions should be directed to Amy Linton Smyth or Dan Cohen at +44 207 677 5750. Requests for copies of the Solicitation Statement should be directed to Dan Cohen at the above number.

     Questions regarding consent procedures should be directed to Trevor Blewer at The Bank of New York on +44 207 964 7298.

     About OTE

     OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

     Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

     Additional Information is also available on http://www.ote.gr.

     Forward-looking statement

     Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2001 filed with the SEC on July 15, 2002. OTE assumes no obligation to update information in this release.


    CONTACT: OTE: George Rallis - Investor Relations Officer
             Tel: +30 210 611 5888
             email: grallis@ote.gr
             or
             Kostas Bratsikas - Investor Relations
             Tel: +30 210 611 1428
             email: brakon@ote.gr
             or
             Taylor Rafferty:
             London: +44 20 7936 0400
             New York: +1 212-889-4350
             email: ote@taylor-rafferty.com